                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                         APPLIED SIGNAL TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    038237103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

---------------------------                        -----------------------------
CUSIP No. 038237103                    13D             Page 2 of 13 Pages
---------------------------                        -----------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   508,290
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                508,290
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     508,290
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.3%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                        -----------------------------
CUSIP No. 038237103                    13D             Page 3 of 13 Pages
---------------------------                        -----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    74,790
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                74,790
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     74,790
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                        -----------------------------
CUSIP No. 038237103                    13D             Page 4 of 13 Pages
---------------------------                        -----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    583,080
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                583,080
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     583,080
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                        -----------------------------
CUSIP No. 038237103                    13D             Page 5 of 13 Pages
---------------------------                        -----------------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.          Security and Issuer.
                 -------------------

                 This  statement  relates to shares (the "Shares") of the common stock, no par value ("Common  Stock"),  of Applied Signal  Technology,  Inc.(the
"Issuer"). The principal executive offices of the Issuer are located at 400 West
California Avenue, Sunnyvale, California 94086.

Item 2.          Identity and Background.
                 -----------------------

                 (a) This  Statement  is filed by Steel  Partners  II,  L.P.,  a
Delaware limited  partnership  ("Steel  Partners II"), Steel Partners  Services,
Ltd.,  a New  York  corporation  ("Steel  Partners  Services"),  and  Warren  G.
Lichtenstein.

                 Steel Partners,  L.L.C., a Delaware limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive  officer and managing  member of Partners LLC is Warren  Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                 Warren Lichtenstein is the sole executive officer, director and stockholder of Steel Partners Services.

                 Each of the foregoing  are referred to as a "Reporting  Person"
and  collectively  as the "Reporting  Persons".  By virtue of his positions with
Steel Partners II and Steel Partners Services, Mr. Lichtenstein has the power to vote and dispose of the  Issuer's  Shares  owned by Steel  Partners II and Steel
Partners Services.  Accordingly, the Reporting Persons are hereby filing a joint
Schedule 13D.

                 (b) The principal  business address of each Reporting Person is
150 East 52nd Street, 21st Floor, New York, New York 10022.

                 (c) The principal business of Steel Partners II is investing in the securities of small cap companies.  The principal business of Steel Partners
Services is providing management and advisory services. The principal occupation of Mr. Lichtenstein is investing in the securities of small cap companies.

                 Steel  Partners  Services  acquired the 74,790 Shares  reported herein for the account of a foreign investment company (the "Fund"). Pursuant to an  investment  management  agreement,  the Fund  has  retained  Steel  Partners
Services  to manage,  on a  discretionary  basis,  certain of the Fund's  assets
("Services Agreement"). The Shares beneficially owned by Steel Partners

---------------------------                        -----------------------------
CUSIP No. 038237103                    13D             Page 6 of 13 Pages
---------------------------                        -----------------------------

Services were acquired at the  discretion of Steel  Partners  Services,  and the
Fund does not exercise voting or investment discretion over the Shares.

                 (d) No Reporting  Person has, during the last five years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

                 (e) No Reporting  Person has, during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr.  Lichtenstein  is a  citizen  of the  United  States of
America.

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 (a) The  aggregate  purchase  price of the  508,290  Shares  of
Common  Stock  owned by Steel  Partners II is  $2,127,306.  The Shares of Common
Stock owned by Steel Partners II were acquired with partnership funds.

                 (b) The aggregate purchase price of the 74,790 Shares of Common
Stock  acquired  for the  benefit  of the Fund is  $386,424.  Such  Shares  were acquired by Steel Partners Services with funds it manages for the Fund. Pursuant to the  Services  Agreement  with the Fund,  Steel  Partners  Services  has been appointed to manage,  on a  discretionary  basis,  certain of the Fund's assets, which are  maintained  in a brokerage  account in the Fund's name.  The Services
Agreement  may be  terminated  by the  Fund  at any  time or by  Steel  Partners
Services at any time upon thirty days' advance written notice.

Item 4.          Purpose of Transaction.
                 ----------------------

                 The  Reporting  Persons  purchased  the  Shares  based  on  the
Reporting  Persons'  belief  that  the  Shares  at  current  market  prices  are undervalued and represent an attractive investment  opportunity.  Depending upon overall  market  conditions,  other  investment  opportunities  available to the
Reporting Persons, and the availability of Shares of Common Stock at prices that would make the purchase of additional  Shares  desirable,  the Reporting Persons may  endeavor to increase  their  position  in the Issuer  through,  among other things,  the purchase of Shares of Common Stock on the open market or in private transactions  or  otherwise,  on such terms and at such  times as the  Reporting
Persons may deem advisable.

---------------------------                        -----------------------------
CUSIP No. 038237103                    13D             Page 7 of 13 Pages
---------------------------                        -----------------------------

                 No  Reporting  Person has any present  plan or  proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Each of Steel Partners II and Steel Partners  Services intends to review its investment in the Issuer on a continuing  basis and engage in  discussions  with  management  and the Board of
Directors of the Issuer concerning the business,  operations and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the
Issuer's  financial  position and investment  strategy,  the price levels of the
Common  Stock,  conditions  in the  securities  market and general  economic and industry  conditions,  each of Steel Partners II and Steel Partners Services may in the future take such actions with respect to  investment  in the Issuer as it deems  appropriate  including,  without  limitation,  communicating  with  other stockholders,  seeking  Board  representation,  making  proposals  to the Issuer
concerning  the  capitalization   and  operations  of  the  Issuer,   purchasing
additional  Shares  of  Common  Stock or  selling  some or all of its  Shares or changing its intention  with respect to any and all matters  referred to in Item
4.

Item 5.          Interest in Securities of the Issuer.
                 ------------------------------------

                 (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon  9,584,983  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended May 4, 2001.

                 As of the close of business on June 26, 2001, Steel Partners II beneficially  owned 508,290 Shares of Common Stock,  constituting  approximately
5.3% of the Shares outstanding,  and Steel Partners Services  beneficially owned
74,790 Shares of Common Stock, constituting 0.8% of the Shares outstanding.  Mr.
Lichtenstein beneficially owned 583,080 Shares,  representing approximately 6.1%
of the Shares  outstanding.  Mr.  Lichtenstein  has sole voting and  dispositive power with  respect to the  508,290  Shares  owned by Steel  Partners II and the
74,790  Shares owned by Steel  Partners  Services by virtue of his  authority to vote and  dispose of such  Shares.  All of such  Shares  were  acquired in open-
market transactions.

                 (b) By virtue of his positions with Steel Partners II and Steel
Partners  Services,  Mr.  Lichtenstein has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

                 (c)  Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock in the last sixty days by the Reporting Persons.

                 (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of

---------------------------                        -----------------------------
CUSIP No. 038237103                    13D             Page 8 of 13 Pages
---------------------------                        -----------------------------

dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                 (e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships
                 With Respect to Securities of the Issuer.
                 ----------------------------------------

                 Other  than  as  described  herein,  there  are  no  contracts, arrangements  or  understandings  among the  Reporting  Persons,  or between the
Reporting  Persons and any other Person,  with respect to the  securities of the
Issuer.

Item 7.          Material to be Filed as Exhibits.
                 --------------------------------

                 1.     Joint Filing Agreement.

---------------------------                        -----------------------------
CUSIP No. 038237103                    13D             Page 9 of 13 Pages
---------------------------                        -----------------------------

                                   SIGNATURES
                                   ----------

                 After  reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 26, 2001                     STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.
                                               General Partner

                                           By: /s/ Warren G. Lichtenstein
                                               ---------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

                                           STEEL PARTNERS SERVICES, LTD.

                                           By: /s/ Warren G. Lichtenstein
                                               ------------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

                                           /s/ Warren G. Lichtenstein
                                           --------------------------
                                           WARREN G. LICHTENSTEIN

---------------------------                        -----------------------------
CUSIP No. 038237103                    13D             Page 10 of 13 Pages
---------------------------                        -----------------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock            Price Per               Date of
       Purchased                  Share($)                Purchase
      -----------                ----------              ----------

                             STEEL PARTNERS II, L.P.
                             -----------------------

       1,000                      3.15000                 5/09/01
       3,900                      3.46620                 5/10/01
      13,800                      3.47560                 5/11/01
      18,800                      3.87440                 5/14/01
      40,400                      3.99870                 5/15/01
      47,240                      3.99520                 5/16/01
      14,950                      3.99020                 5/17/01
      14,000                      4.08070                 5/18/01
       2,500                      4.04000                 5/21/01
      69,500                      4.05060                 5/21/01
      81,200                      4.03120                 5/22/01
      17,700                      4.03610                 5/23/01
      58,400                      4.08660                 5/24/01
      15,000                      4.10000                 5/25/01
       8,800                      4.09000                 5/29/01
       1,500                      4.15000                 5/30/01
       9,500                      4.10000                 5/31/01
       8,000                      4.20000                 6/01/01
       2,850                      4.45000                 6/06/01
      15,000                      5.27750                 6/18/01
       9,000                      5.24280                 6/19/01
      44,150                      5.01990                 6/20/01
       2,100                      5.19000                 6/22/01
       9,000                      5.10000                 6/26/01

---------------------------                        -----------------------------
CUSIP No. 038237103                    13D             Page 11 of 13 Pages
---------------------------                        -----------------------------

                          STEEL PARTNERS SERVICES, LTD.
                          -----------------------------

         150                      4.45000                 6/06/01
       7,000                      4.87570                 6/12/01
      11,100                      5.21380                 6/13/01
      20,000                      5.34000                 6/15/01
       5,000                      5.27750                 6/18/01
       9,300                      5.24280                 6/19/01
      20,000                      5.01990                 6/20/01
       2,240                      5.09380                 6/21/01

                               WARREN LICHTENSTEIN
                               -------------------
                                      None

---------------------------                        -----------------------------
CUSIP No. 038237103                    13D             Page 12 of 13 Pages
---------------------------                        -----------------------------

                                  EXHIBIT INDEX

Exhibit                                                                Page
-------                                                                ----
1.    Joint Filing Agreement.                                           13

---------------------------                        -----------------------------
CUSIP No. 038237103                    13D             Page 13 of 13 Pages
---------------------------                        -----------------------------

                             JOINT FILING AGREEMENT

                 In accordance with Rule  13d-1(k)(1)(iii)  under the Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated June 26,
2001 (including  amendments thereto) with respect to the Common Stock of Applied
Signal Technology, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:   June 26, 2001                     STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.
                                               General Partner

                                           By: /s/ Warren G. Lichtenstein
                                               ---------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

                                           STEEL PARTNERS SERVICES, LTD.

                                           By: /s/ Warren G. Lichtenstein
                                               ------------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

                                           /s/ Warren G. Lichtenstein
                                           --------------------------
                                           WARREN G. LICHTENSTEIN